September 6, 2024

Nick Taylor
Chief Financial Officer
Genius Sports Limited
1st Floor, 27 Soho Square
London, W1D 3QR

       Re: Genius Sports Limited
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-40352
Dear Nick Taylor:

       We have reviewed your August 14, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures
Adjusted EBITDA, page 60

1. Refer to your response to comment 2. It appears the portion of your response in which you state litigation matters that are part of your day to day operations are not adjusted for in calculating adjusted EBITDA, and that the litigation and related costs adjusted for pertain to discrete and unique set of facts that you consider not a part of your normal and continued business activity. Please expand your disclosure concerning this adjustment accordingly.
 September 6, 2024
Page 2
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 65

2. Refer to your response to comment 3 and the intended revised disclosure. Please note that references to results and noncash items may not provide a sufficient basis to understand how reported operating cash actually was affected between periods. We also point out your references to the amounts for specific working capital items appears to be the amount reported in the current period rather than the change that has occurred from period to period. For example, you refer to the significant increase in accounts receivable of
       $33.2 million which is the current period amount rather than the change between periods of $41.5 million, and you do not discuss the underlying reason for the change between periods. Of further note is that the change between periods for the cited working capital items of accounts payable and prepaid expenses appears immaterial relative to the change between periods in other working capital items of contract asset, deferred revenue and other current liabilities, to name a few. Please ensure all material factors are cited along with discussion of underlying factors causing the change and that the impact of cited items on actual operating cash is clear.
Item 15. Controls and Procedures
Management's annual report on internal control over financial reporting, page
98

3. Refer to your response to comment 6. Please tell us the facts and circumstances that lead you to revise the interpretation of the terms of the NFL warrants and the basis for the revised interpretation and treatment of the warrants in the calculation of your earnings per share. Tell us whether there were any changes in the terms and conditions or available information associated with the warrants between the time of the prior and revised interpretations. If so, please state in detail what these were. Also, please provide us with your SAB 99 analysis regarding the qualitative and quantitative materiality of the error and the basis for your conclusion of the materiality.
Consolidated Statements of Cash Flows, page F-6

4. Refer to your response to comment 7. You state there is no impact to the reconciliation of net loss to net cash of operating activities for noncash consideration for data and streaming rights revenue because the revenue is fully offset by the related expense. Please tell us where you disclose this relationship in the notes to the financial statements. If this relationship is not disclosed, please do so.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services